NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Section 4.11)

TO:    Raymond Chabot Grant Thornton LLP
KPMG LLP

AND TO:    Autorité des marchés financiers
Ontario Securities Commission

Alithya Group inc. (the “Company”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the termination of Raymond Chabot Grant Thornton LLP (the “Former Auditor”) as the auditor of the Company and the appointment of KPMG LLP (the “Successor Auditor”) in its place. The Company confirms that:

1.The Audit and Risk Management Committee (“ARMC”) of the Company’s Board of Directors has conducted a review of external audit services as part of its continued commitment to good governance. As part of this review, the ARMC sought proposals to provide audit services for the financial year ending on March 31, 2022.

2.After careful review of the proposals received and due consideration of all relevant factors, the ARMC recommended to the Board of Directors that the Successor Auditor, and not the Former Auditor, be proposed for appointment as auditor of the Company by the shareholders of the Company for the Company’s financial year ending on March 31, 2022.

3.On August 3, 2021, the Board of Directors approved the aforementioned recommendation of the ARMC and decided not to propose the Former Auditor for reappointment as auditor of the Company for the financial year ending on March 31, 2022 and to propose the Successor Auditor for appointment as the auditor of the Company by the shareholders of the Company for the Company’s financial year ending March 31, 2022. The vote will take place at the annual general and special meeting of shareholders of the Company scheduled to be held on September 15, 2021.

4.The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of this notice, being reports for the financial years ended March 31, 2021 and March 31, 2020, and for any subsequent period to date, did not express any modified opinion.

5.In the opinion of the Company, there are no reportable events as such term is defined in Section 4.11(1) of NI 51-102.

DATED as of the 3rd day of August, 2021.

ALITHYA GROUP INC.

/s/ Claude Thibault
___________________________________
Claude Thibault
Chief Financial Officer
1100, Robert-Bourassa Boulevard, Suite 400
Montreal, Quebec, Canada H3B 3A5
www.alithya.com